SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1Q19 Results

Copel records EBITDA of R$1.1 billion in the first quarter

CPLE3 | R$32.10 CPLE6 | R$36.40	ELP | US$ 9.28 XCOP | € 8.95	Market value | R$9.3 bi * Quotes 03.29.2019

LIST OF CONTENTS

1. Main Events in the Period

Copel recorded EBITDA of R$1,092.1 million in 1Q19, 39.3% higher than the R$784.1 million recorded in 1Q18. The result was mainly impacted by (i) increase of 6.8% in the volume of energy sold to final consumers and by the 5.1% growth in the grid market; and (ii) by reduction of 11.6% in PMSO costs, with the exception of estimated losses, provisions and reversals, mainly due to the reduction of R$105.7 million in personnel costs.

EBITDA in 1Q19, adjusted for items considered non-recurring, reached R$1,097.5 million, an increase of 25.1% compared to 1Q18 (R$877.3 million ). More details in item 2.

Result of Copel Distribution

Copel Distribuição recorded EBITDA of R$329.8 million in 1Q19, an amount 151.1% higher than the R$131.3 million recorded in 1Q18. This result is due, specially, to: (i) the 16.42% readjustment in TUSD in June 2018, together with the 5.1% growth in the grid market; and (ii) a reduction of 15.1% in manageable costs (except for credit losses, provisions and reversals) mainly due to the 24.4% decrease in personnel and administrators costs. More details in item 4.2.

As a result, EBITDA accumulated in the last 12 months totaled R$998.0 million, approximately 5.5% below regulatory EBITDA for the same period (R$1,055.8 million). This result shows that the efforts made to reduce the difference between the regulatory and the realized EBITDA have presented results and the gap decreased from 63.8% in March 2017 to 5.5% in 2019, as shown in the following graph.

Reduction of personnel costs

Personnel costs, excluding social security and care plans, totaled R$284.6 million in 1Q19, 27.1% lower than the R$390.3 million registered in 1Q18, mainly due to the provision of R$91.2 million for indemnification related to the Incentivized Dismissal Program (PDI) in 1Q18 and the reduction of 590 employees in the last 12 months. More details in item 2.2.

Leverage reduction

The Company's leverage as measured by the net debt / EBITDA ratio decreased, from 3.3x in 1Q18 to 2.6x in 1Q19. This reduction is mainly due to the better operating result due to the start of the operation of news projects, the reduction of manageable costs and lower value of investments in 2019, with effect on the accumulated EBITDA growth of 12 months, as well as in reducing net debt. More details in item 3.3.

Baixo Iguaçu Hidroelectric Power Plant is fully operational

All of the generating units of the Baixo Iguaçu Hydroelectric Power Plant have been operating commercially since April 2019. Generating units 1 and 2 began their commercial operations in February 2019 and the plant’s last generating unit was approved by the National Electric Energy Agency (ANEEL), through Circular 1.037/2019, on April 10, 2019. The plant has three generating units that add up to 350 megawatts (MW) of installed capacity, enough to serve more than 1 million individuals. The plant is located in the final stretch of the Iguaçu River, between the cities of Capanema and Capitão Leônidas Marques in the southwest region of the State of Paraná. The works included a substation and a transmission line to the Cascavel Oeste substation in order to connect the plant to the National Interconnected System. Copel GeT holds a 30% stake in the Baixo Iguaçu Plant, which was built in partnership with Neoenergia.

Colíder Hydoelectric Power Plant has its second generating unit commercially operational

On May 7, 2019, the second power generating unit (UG2) of the Colíder Hydroelectric Power Plant, with 100 MW of installed capacity, began its commercial operations, pursuant to ANEEL Circular 1.273, dated May 6, 2019. Together with the first generating unit (UG1), in operation since March 2019, the entrance of UG2 represents 200 MW of installed capacity in commercial operation (from the plant’s total capacity of 300 MW) and has 118.7 MW in average assured power (from a total of 178.1 MW average). As a result, Colíder’s assured power represents almost the total amount of the 125.0 MW in average of energy sold through CCEAR (Energy Trading Contract in the Regulated Environment).

Copel launches the Bituruna substation

Copel launched, on march 15, 2019, the Bituruna power substation, located in the Mid-South region of the State. The new unit is the result of investments of approximately R$40 million and directly benefits 60,000 individuals in cities of Bituruna and Cruz Machado and will also serve, in the future, part of the cities of Porto Vitória and Pinhão. The substation is fully automated, and its technology allows power restoration to be done remotely in case of shutdown.

Investments at Copel Distribuição

Copel Distribuição will invest in power distribution works in the southwest and north regions of the State of Paraná. These investments have been the largest made in energy distribution in the Company's history, with R$835 million to be invested in 2019 alone.

The southwest region of the State is a relevant productive hub and will benefit almost 100,000 residents. The works include four new substations that, along with 318 kilometers of new high-voltage networks, will guarantee greater energy security for the region. The medium voltage networks, which transport energy to the final consumer, will receive reinforcements from more than 639 new works from 2019 to 2021. By 2021, Copel will install new networks, voltage regulators, automatic reclosers and self-healing devices in rural areas. The northern part of the State will receive five new substations and 275 kilometers of new high-voltage distribution networks. This includes nearly 1,300 works, such as reclosers and voltage regulators, and 370 kilometers in new networks.

Copel's Internal Audit receives international certification

Copel's Internal Audit received, on march 28, 2019, the International Quality Assessment certification, an international certification that recognizes professional internal auditing teams that use of global best practices and comply with international standards. The certification is issued by the Instituto dos Auditores Internos do Brasil (IIA Brasil), which represents the Institute of Internal Auditors (IIA Global). Currently, only 18 companies in the country have received this certification. The aspects analyzed include important topics such as purpose, authority and responsibility; independence and objectivity; professional proficiency and zeal; quality assessment and improvement program; management of the internal audit activities; nature of the works carried out; planning of the audit works; execution of the audit works; communication of results; progress monitoring; communication of risk acceptance and Ethics Code.

Copel concludes the centralization of operations and services in Curitiba

Copel concluded the centralization of all its operations and services units that were distributed throughout the State of Paraná. The teams now work together in a single operational center called "Smart Copel", which was built in the city of Curitiba. With nearly 3,000 square meters, the newly integrated operational and service center applies the latest technology available to meet the future demand of the energy system, including smart grids and storage and distributed generation systems. The center houses over 100 employees working in the System Operation, Field Team Management and Measurement Operation processes. Through Smart Copel, the company will be able to monitor smart meters, electric car recharging stations, distributed generation systems, sensors, automatic reclosers, and other technologies. The center also includes a model customer service agency with automated service systems, pre-screening of simple and complex services, wireless internet access and a comfortable waiting environment.

Election of the members of the Company's Board of Directors

At the 64th Annual General Meeting held on April 29, 2019, the following members were elected to the Company's Board of Directors for the 2019-2021 mandate:

Election of the members of the Company's Statutory Audit Committee

At the 184th Extraordinary Meeting of the Board of Directors, held on May 3, 2019, the following Statutory Audit Committee (CAE) was elected for the period from April 2019 to April 2021:

Election of the members of the Company’s Supervisory Board

At the 64th Annual Shareholders' Meeting, held on April 29, 2019, the following Supervisory Board (Conselho Fiscal) was elected for the period from April 2019 to April 2021:

Election of the members of the Company's Nomination and Evaluation Committee

At the 64th Annual Shareholders' Meeting, held on April 29, 2019, the following Nomination and Evaluation Committee (Comite de Indicação e Avaliação - "CIA") was elected for the period from April 2019 to April 2021:

Issuance of R $ 210 million in debentures – SPE Mata de Santa Genebra

On April 22, 2019, Mata de Santa Genebra Transmissão S.A. issued Simple Debentures, pursuant to article 2º of Law 12,431, dated June 24, 2011 ("Infrastructure Debentures"), not convertible into shares, in the total amount of R$ 210 million. 210 thousand debentures were issued, with nominal unit value of R$1,000.00 (one thousand), with a term of 11.5 years, amortization and semi-annual interest, from November 15, 2020 until November 15, 2030, respectively. The debentures will be remunerated with interest corresponding to the variation of the National Extended Consumer Price Index (IPCA), plus a surcharge of 4.95% per year. The funds raised will be allocated to the implementation of the project or reimbursement of expenses or debts related to its implementation.

Issuance of R$ 650 million in promissory notes – Copel GeT

On May 9, 2019, Copel GeT issued the 5th Issuance of Promissory Notes, pursuant to ICVM 566/2015, of the other applicable legal and regulatory provisions ("Restricted Offer"), under a firm placement guarantee, in the amount of total of R$ 650 million. 650 promissory notes were issued, with nominal unit value of one million, with interest and amortization to be paid by on November 5, 2019, due date. The promissory notes will be remunerated with interest corresponding to 105.00% of the accumulated variation of the average daily rate of DI - Interbank Deposits. The funds raised will be used to pay amortization of the 1st issue of Debentures of the Subsidiary, in addition to strengthening the issuer's working capital.

2. Financial Performance

The analyzes below refer to the first quarter of 2019 compared to the same period of 2018.

2.1 Operating Revenues

In the first quarter of 2019, net operating revenue totaled R$3,896.0 million, an increase of 16.3% compared to the R$3,348.7 million recorded in 1Q18. This result is mainly due to: (i) the 23.7% increase in the "electricity sales to final customers" line, due to the 6.8% increase in energy volume  sold to final consumers, notably a 4.7% increase in the captive market consumption of Copel Dis and 11.2% of the free industrial market of Copel GeT and Copel Com, and the Copel Distribution tariff adjustment effective as of June 24, 2018, which adjusted the energy tariff (TE) by 15.61%; and (ii) the 37.0% growth in "use of the main distribution and transmission grid", mainly due to the 5.1% growth in the grid market and the tariff adjustment at Copel Dis (with a 16.42% increase in TUSD as of June 24, 2018).

These effects were partially offset by a negative amount of R$67.5 million in the "sectorial assets and liabilities result" line, compared to a positive amount of R$203.5 million in 1Q18, mainly as a result of revaluations by CCEE in 1Q18 and the New Energy MCSD (Mechanism for Compensation of Surpluses and Deficits), from June to October 2017.

We also highlight the increases of:

(i)      46.2% in revenue from “distribution of piped gas”, mainly due to the 22.0% increase in natural gas consumption and the tariff adjustment applied in 2018;

(ii)     6.9% in “electricity sales to distributors”, mainly due to the start of invoicing of the CCEAR of Baixo Iguaçu and Colíder agreements;

(iii)    19.4% in “telecommunications revenues” due to the expansion of new customer services; and

(iv)    46.5% in “other operating revenues”, particularly due to the highest income with the rendering of engineering services by Copel GeT and with the leasing and rental of Copel Distribuição’s equipment and structures.

2.2 Operating Costs and Expenses

In 1Q19, operating costs and expenses increased by 9.2% compared to 1Q18, totaling R$3,043.0 million, mainly due to the 18.4% of cost increase in "electricity purchased for resale", notably due to the higher amount of energy from Copel Distribuição's CCEAR agreements (+14.7%) and the CCEE financial exposure settlement for the price difference among submarkets, also at Copel Dis.

This increase in energy purchase costs was partially offset by the 11.6% reduction in PMSO costs, mainly due to the lower personnel costs, of R$105.7 million, resulting from R$91.2 million in provisions for indemnification related to the Voluntary Dismissal Program (PDI) in 1Q18 and the reduction of 590 employees in the last 12 months.

However, manageable costs (excluding estimated losses, provisions and reversals) were also impacted, mainly, by a 24.7% increase in the "other operating costs and expenses" line, which increased by R$15.1 million due to the losses on the deactivation of assets (mainly deactivations of equipment infrastructure in Copel Telecom clients) and R$10.2 million in indemnities.

Excluding the effects from provisions for indemnification related to the PDI in 1Q18 (R$91.2 million), personnel costs fell by 4.9% in nominal terms.

We also highlight the following variations:

(i) 73.2% increase in the "natural gas and suppliers for the gas business", mainly caused by price variation of the oil portfolio, exchange rate variation and the 22.0% increase in natural gas consumption;

(ii) 6.1% reduction in the “charge of the main distribution and transmission grid” line, mainly reflected by the non-charging of the “charge reserve energy – EER” by CCEE and by the 3.8% reduction with system usage charges of transmission;

(iii) 11.6% reduction in the “provisions and reversals” line, mainly due to a 44.9% reduction in labor lawsuits (R$43.7 million in 1Q19 vs. R$79.3 million in 1Q18), which was partially offset by the 11.2% increase in “expected credit losses” (R$29.8 million vs. R$26.8 million in 1Q18) and by R$5.4 million in impairment of generation assets; and

(iv) 91.2% lower costs with “materials and suppliers for power electricity” due to the maintenance stoppage at UTE Figueira.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and jointly-controlled company, are presented in the table below.

R$'000

Company	1Q19 (1)	4Q18 (2)	1Q18 (3)	Var. % (1/3)
Joint Ventures	**9,810**	**1,728**	**39,542**	**(75.2)**
Dominó Holdings	-	-	-	-
Voltalia São Miguel do Gostoso I Participações S.A.	(3,530)	(963)	(3,594)	(1.8)
Paraná Gás Exploração e Produção S.A.	-	-	(3)	-
Costa Oeste Transmissora de Energia S.A. [1]	-	-	1,035	-
Marumbi Transmissora de Energia S.A. [1]	-	-	1,949	-
Transmissora Sul Brasileira de Energia S.A. [1]	-	-	412	-
Caiuá Transmissora de Energia S.A.	(554)	(439)	1,496	-
Integração Maranhense Transmissora de Energia S.A.	203	(366)	2,335	(91.3)
Matrinchã Transmissora de Energia (TP NORTE) S.A.	6,532	17,394	4,619	41.4
Guaraciaba Transmissora de Energia (TP SUL) S.A.	(1,011)	21,775	2,281	-
Paranaíba Transmissora de Energia S.A.	5,556	(26,455)	4,177	33.0
Mata de Santa Genebra Transmissão S.A.	4,099	(31,655)	4,971	(17.5)
Cantareira Transmissora de Energia S.A.	(1,485)	22,437	19,864	-
Associates	6,575	9,120	**5,250**	**25.2**
Dona Francisca Energética S.A.	2,516	2,545	2,469	1.9
Foz do Chopim Energética Ltda.	4,073	6,599	2,794	45.8
Dominó Holdings S.A. [2]	(14)	(17)	(7)	100.0
Others [3]	-	(7)	(6)	-
TOTAL	**16,385**	**10,848**	**44,792**	**(63.4)**

[1] On August 30, 2018, Copel GeT signed a Share Exchange Agreement with Eletrosul with respect to the joint ventures Costa Oeste, Marumbi and Transmissora Sul Brasileira de Energia. Under this agreement, Copel GeT started holding share of interest of 100% in the joint ventures Costa Oeste and Marumbi, in addition Eletrosul started to hold share of interest of 100% in Transmissora Sul Brasileira.

[2] In November, 2017 occurred the transformation of a Limited Liability Company and the change in joint venture investment for Associate investment.

[3] Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda e Dois Saltos Ltda.

2.4 EBITDA

In 1Q19, earnings before interest, taxes, depreciation and amortization reached R$1,092.1 million, 39.3% higher than the R$784.1 million recorded in 1Q18. This result is mainly explained by (i) a 6.8% increase in the volume of energy sold to final consumers – notably a 11.2% increase of the free industrial market of Copel GeT and Copel Com and a 4.7% increase in the captive market consumption of Copel Dis (which adjusted the (TE) energy tariff by 15.61% as of June 24, 2018), which increased revenues from "electricity sales to final custmers"; (ii) 5.1% increase in the grid market and the tariff adjustment at Copel Dis (with a 16.42% increase in TUSD from of June 24, 2018), influencing the improvement in the revenue of "use of the main distribution and transmission grid”; and (iii) 11.6% reduction in PMSO costs, excluding estimated losses, provisions and reversals, mainly due to the lower personnel costs, by R$105.7 million, resulting from R$91.2 million in provisions for indemnification related to the Voluntary Dismissal Program (PDI) in 1Q18 and the reduction of 590 employees from March 2018 to March 2019.

This growth was partially offset by the higher costs in "electricity purchased for resale", especially due to the 14.7% increase in the amount of energy from purchased by Copel Distribuição through CCEAR agreements.

Excluding the non-recurring items that affected EBITDA, which are shown in the following table, the result would be an adjusted EBITDA 25.1% higher than in 1Q18.

Also, excluding the effects of equity income, the adjusted EBITDA in 1Q19 was R$1,081.2 million, an amount 29.9% higher than the R$832.5 million recorded in 1Q18.

2.5 Financial Result

In 1Q19, the financial result was a negative by R$98.2 million, against a negative amount of R$69.7 million in 1Q18. Financial income totaled R$206.6 million, up by 0.6% against R$205.4 million in 1Q18, mainly due to the higher monetary variation on the CRC reflected by higher inflation (IGP- DI of 2.4% in 1Q19 vs. 1.3% in 1Q18), and the exchange rate effect on the purchase of energy from Itaipu; partially offset by the recognition of PASEP tax credits in 1Q18.

Financial expenses totaled R$304.9 million, 10.8% higher than in 1Q18, as a consequence, mainly, of the increase of approximately R$1.0 billion in the debt balance.

2.6 Consolidated Net Income

In 1Q19, Copel had a net income of R$506.0 million, 42.2% higher than the net income of R$355.9 million recorded in the same period of 2018.

2.7 Consolidated Income Statement

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2018 are described below. Additional information can be found in the Notes to our Quarterly Financial Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On March 31, 2019, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$2,366.6 million, 3.2% up than the R$2,292.7 million recorded on December 2018. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. These investments are remunerated between 78% and 100.8% of the variation rate of the Interbank Deposit Certificate (CDI).

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities.

The Company's management and the State of Paraná formalized the Fifth Amendment on October 31, 2017. The State of Paraná has strictly complied with the payments under contracted conditions, leaving 73 monthly installments. The current balance of the CRC is R$1,432.1 million.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement, that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On March 31, 2019, the Company had a net asset of R$512.6 million. More detail in our Quarterly Financial Information (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission, distribution and distribution of natural gas activities. The amounts refer to (a) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Power Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$634.3 million), (b) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs until the expiration of the concession (R$777.2 million), (c) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other  transmission facilities - RPC, as a result of the recognition of the effects of MME Ordinance No. 120 and the approval, by Aneel, of the result of the inspection of the appraisal report of these assets (R$752.8 million) and (d) the gas distribution concession agreement - Compagas (R$331.1 million) and (e) to the electricity generation concession contract due to the expiration of the concessions of the HPP GPS and HPP Mourão I (R$66.8 million). As of March 31, 2019, the balance of the account totaled R$2,562.2 million. More details in our Quarterly Financial Information (NE n ° 10).

Contract Assets

With CPC 47/IFRS 15 coming into effect on January 1, 2018 and bringing the concept of “contract assets” referring to the receipt rights conditioned to the compliance with obligations to operate and maintain the infrastructure and not only by the passage of time (concept “financial asset”), the Company changed the classification for agreement assets of the part related to assets of the concession of distribution of electric energy, distribution of piped gas and transmission of electric energy, now classifying as “contract assets” the construction works for distribution of electric energy and piped gas during the construction period (reclassification of ongoing intangible assets to contract assets) and changed the classification to contract assets of the part related to RBSE assets ratified for receipt after the first RAP cycle that started in July 2017.

On March 31, 2019, the account balance totaled R$3,595.3 million. More details in our Quarterly Financial Information (Note 11).

Investments, Property, Plant and Equipment and Intangible Assets

The balance in ‘investments’ increased by 1.2% by March 31, 2019, mainly due the equity accounting and the contributions recorded in the period.

The ‘Property, Plant and Equipment’ decreased 0.5% due to the entry of new assets, according to the Company's investment program, net of the depreciation quota for the period. The "intangible" account showed an increase of 0.9% due to the investments in new assets made in the period.

Right of use of assets

With the adoption of CPC 06 (R2)/IFRS 16, the company recognized the right to use of asset. The pronouncement replaces CPC 06 (R1) / IAS 17 - Leases, as well as related interpretations (ICPC 03 / IFRIC 4, SIC 15 and SIC 27). The adoption of the new standard eliminates the accounting of operating lease for the lessee, presenting a single lease model consisting of initially recognizing all leases in assets and liabilities at present value and recognizing the depreciation of the right to use asset and the interest of the leaseholder. lease separately in the result. As of March 31, 2019, the balance of the account totaled R$97.8 million. More details in our Quarterly Financial Information (NE n° 4.1).

3.2 Balance Sheet – Assets

3.3 Debt

Gross Debt

Copel's total consolidated debt amounted to R$11,307.5 million on March 31, 2019, an decrease of 2.2% compared to the R$11,565.4 million recorded in December 31, 2018. This decrease reflects, mainly, the amortization of the period.

On March 31, 2019, Copel’s gross debt represented 67.2% of consolidated shareholders’ equity, which at the end of the period was R$16,838.8 million, equivalent to R$61.53 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

Loans, financing and debentures maturities are presented below:

Endorsements and Guarantees

At the end of March 31, 2019, the Company had R$1,578.8 million in guarantees and endorsements, as shown below.

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

Accounts Payables related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

The lawsuits classified as possible losses (those that are not provisioned in the balance sheet), as estimated by the Company and its controlled companies at the end of March 2019, totaled R$3,075.9 million, amount 1.6% higher than registered in December 2018 (R$3,052.7 million), distributed in lawsuits of the following natures: civil (R$1,316.4 million), regulatory (R$849.8 million), fiscal (R$581.7 million), labor (R$308.1 million) and employee benefits (R$19.9 million).

3.4 Balance Sheet – Liabilities

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

Copel GeT reported an EBITDA of R$601.2 million in 1Q19, a 22.3% increase than the R$491.4 million reported in 1Q18. This result is mainly due to: (i) a 29,7% reduction in the line of “personnel and management”, effect of the provision related to the PDI in 1Q18, in the amount of R$28.3 million, and of the reduction of 56 employees in the last 12 months; (ii) a 85.2% reduction in “provisions and reversals”, most of which referred to labor lawsuits (R$6.0 million in 1Q19 vs. R$23.5 million in 1Q18); (iii) a 10.6% increase in revenue from “electricity sales to final customers”, due the 7,1% increase in electricity sold to free customers in the concession area.

Manageable costs, excluding estimated losses, provisions and reversals, and water use fees, reduced by 19,2% and basically reflect the 29.7% reduction in “personnel and management” expenses, described above.

Excluding the effect of the provision for indemnification related to the Voluntary Dismissal Program (PDI), personnel costs reported a slight reduction of 2.7% vs. 1Q18.

In addition, the effects were partially offset by the 19.6% increase in "charges of the main distribution and transmission grid",  mainly due to the higher charges for the network used by new enterprises Colíder HPP and Baixo Iguaçu HPP.

The supply of electricity presented a slight reduction of 0.3%, mainly due to the seasonality of energy for the year, partially offset by revenue from the new Colider HPP and Baixo Iguaçu HPP contracts. Despite the favorable hydrological scenario (average GSF of 149.0% in 1Q19 compared to 112.6% in 1Q18), a significant portion of secondary energy was generated in the northern submarket, which registered average PLD of R$53.94/MWh.

In the first quarter of 2019, Copel GeT reported a net income of R$292.1 million, 32.1% higher than the R$221.1 million reported in 1Q18.

Except for the extraordinary effects listed below, the Copel Get’s EBITDA grew of 15.4% in 1Q19.

4.2 Copel Distribuição

Copel Distribuição reported an EBITDA of R$329.8 million in 1Q19, up by 151.1% over the R$131.3 million reported in 1Q18. This result is particularly due to, (i) the 16.42% increase in TUSD, on June 24, 2018, which together with the 5.1% growth in the grid market, contributed to the 34.6% increase in " use of the main distribution and transmission grid"; and  (ii) reduction of 15.1% in manageable costs (excluding credit losses, provision and reversals) mainly due to the 24.4% decrease in personnel and management costs, due to the effect of the R$51.6 million provision for PDI in 1Q18, and a decrease of 354 employees in last 12 months, partially offset by the salary adjustment of October 2018.

It should also be noted that all manageable costs decreased in relation to 1Q18, as shown in the table below:

Excluding the effects from provisions for indemnification related to the PDI, the personnel costs in 1Q19 were 3.1% lower than the same period of the previous year.

In addition, the following variations stand out:

(i)        increase of 24.9% in the line of " electricity sales to final customers ", due to the growth of 4.7% in the captive market and the readjustment of 15.6% customer energy tariff, as of June 24, 2018;

(ii)      Negative amount of R$67.5 million in the line of "sectorial assets and liabilities result" in 1Q19, compared to positive amount of R$203.5 million in 1Q18, mainly explained by the amortization of the amounts considered in the 2018 readjustment and small variations in the balances for the readjustment in 2019.

Net income in 1Q19 was R$175.1 million, more than four times higher than the R$41.8 million reported in the same period of 2018.

In addition to the impacts already mentioned for the result, it is worth noting that net income was affected by the improved financial result in 1Q19 (R$22.0 million vs. R$8.6 million reported in 1Q18), mainly due to the significant increase in "cash and cash equivalents".

As there was no extraordinary effects in this quarter, Copel Distribuição’s EBITDA of R$329.8 million in 1Q19 was been 64.8% higher than the R$200.1 million adjusted EBITDA reported in 1Q18.

4.3 Copel Telecomunicações

Copel Telecom reported an EBITDA of R$35.9 million in 1Q19, up by 34.4% against the R$26.7 million reported in 1Q18, mainly due to the expansion in customer base and lower personnel and administrative expenses, partially offset by the deactivation of equipment infrastructure.

Manageable costs, excluding provisions and reversals, totaled R$76.2 million in 1Q19, growing by 19.2% in comparison to 1Q18, mainly due to the deactivations mentioned above and a 26.4% increase in third-party services, due to the increase in the balance of activations and deactivations in the period.

Personal and management expenses totaled R$16.6 million in 1Q19, 43.0% lower than in 1Q18, basically reflecting the reduction of 177 employees resulting from internal restructurings involving the transfer of 137 employees to other subsidiaries, and the Voluntary Dismissal Program (PDI) concluded in December 2018.

Excluding the effect of the provision for indemnification related to the PDI, personnel costs decreased 28.8% in the comparison between 1Q19 and 1Q18.

Net income in 1Q19 was R$3.5 million, down by 48.4% from 1Q18, when the Company reported a net income of R$6.8 million. The reduction was mainly due to the deactivation of equipment infrastructures.

The following table illustrate the main indicators for Copel Telecom.

As there was no extraordinary effects in 1Q19, of R$35.9 million was 1.7% lower than the adjusted EBITDA of R$36.5 million reported in 1Q18.

4.4 Accounting Information

Accounting information concerning Copel’s interests in other companies in 1Q19 is shown in the following table:

5. Investment Program

The following chart shows the investment program carried in 1Q19 and schedule 2019, which was reviewed by the Board of Directors, with the last change in the 184th Ordinary Meeting of the Board of Directors.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 5,246 GWh in 1Q19, a 4.7% increase. This result was mainly influenced by the increase in consumption by the residential and commercial segments, in particular by the high temperatures recorded in January, which was 10% above average, and February which had more working days.

The following table shows captive market trends by consumption segment:

For more details visit the Notice to the Market - IR 12/19 (link).

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, increased by 5.1% in terms of energy consumption in 1Q19, as illustrated in the following table:

The result is mainly due to (i) 4.7% increase in captive market consumption, especially influenced by the residential class, and (ii) 5.8% increase in free market consumption in 1Q19, resulting from the improved industrial production in the state of Paraná - growth by 9.8% and 10.8% in January and February, respectively, compared to the same months in 2018. The sectors that contributed most to the increase in energy consumption were: (i) food manufacturing, (ii) chemical products, and (iii) beverage manufacturing.

6.3 Electricity Sales

Copel’s electricity supply, which is the volume of energy sold to final customers, is comprised by sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Comercialização, increased by 6.8% between January and March 2019.

The breakdown of energy sales by consumption segment is illustrated below:

6.4 Total Energy Sold1

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes, and Copel Comercialização totaled 12,260 GWh in the first quarter of

2019, an increase of 15.3%.

The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

1 This item may presents a balance different from what was published in the Notice to the Market 12/19, as a result of CCEE's re-balances and adjustment in relation to the power of the Colíder.

6.5 Energy Flow

Energy Flow – Copel Dis

GWh

Energy Flow - Copel Dis	1Q19	1Q18	Var. %
Itaipu	1,375	1,413	(3.5)
CCEAR – Copel Geração e Transmissão	31	23	5.5
CCEAR – Other	3,068	2,674	8.4
CCEE (MCP)	-	16	(84.2)
Angra	243	249	(1.3)
CCGF	1,590	1,674	(10.3)
Proinfa	111	114	(4.1)
Elejor S.A	293	293	-
Available Power	**6,712**	**6,456**	**(1.3)**
Captive market	5,245	5,009	(0.8)
Concessionaries[1]	64	57	(43.8)
Electricity sales to distributor CCEE[2]	-	33	(55.2)
Assigments - Mechanism for Compensation of Surpluses and Deficits (MCSD) EN[3]	164	255	44.7
CCEE (MCP)	381	103	(35.7)
Losses and differences	858	999	4.8
Basic network losses	143	109	(2.2)
Distribution losses	633	808	9.1
CG contract allocation	82	81	(16.4)

[1] Eletricity sales to concessionaries with own market of less than 500GWh / year

[2] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR

[3] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)

Energy Flow – Copel GeT

Energy Flow – Wind Farms

Energy Flow – Copel Comercialização

Consolidated Energy Flow (Jan to Mar 19)

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

Power Purchase Average Tariff – Copel Distribuição

Sales to Final Customers Average Tariff Copel Distribuição

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$7,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 26,080. In March 2019 the Company’s capital was as follows:

Common
58.6%
0.2%
13.7%
1.1%
26.4%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

Preferred
0.2%
21.2%
78.6%
BNDESPAR
Free Floating
Other

Total
0.2%
31.0%
44.2%
0.6%
24.0%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

7.2 Stock Performance

From January to March 2019, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3).

The free float accounted for 68.92% of the Company’s capital. At the end of March 2019, the market value of Copel considering the prices of all markets was R$9,326.4 million.

Copel also accounted for 5.878% of the B3’s Electric Power Index (IEE).

In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 1.39%.

On the B3, Copel’s common closed the period at R$32.10, with a positive variation of 7.72%. The PNB shares (CPLE6) closed the period at R$36.40, with a positive variation of 19.15%. In the same period the Ibovespa had positive change of 8.56%.

On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$9.28, with a positive variation of 18.52%. Over this period, the Dow Jones Index positive by 11.15%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 19% of the trading sessions and closed the period at €8.95, with a positive variation of 25.17%. In the same period the Latibex All Shares index was positive of 13.73%.

The table below summarizes Copel’s share prices in 1Q19.

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

Type of Earning	Fiscal Year	Approved on	Paid on	Thousands of R$ (gross)	R$ per Share		
					Common	Preferred "A"	Preferred "B"
Total	**2011**			**421,091**	**1.46833**	**2.52507**	**1.61546**
IOC[1]	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	**2012**			**268,554**	**0.93527**	**2.52507**	**1.02889**
IOC[1]	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	**2013**			**560,537**	**1.95572**	**2.52507**	**2.15165**
IOC[1]	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends[1]	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	**2014**			**622,523**	**2.17236**	**2.52507**	**2.39000**
IOC[1]	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends[1]	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
Total	**2015**			**326,795**	**1.13716**	**2.52507**	**1.25473**
IOC	2015	04/28/16	06/15/16	198,000	0.68748	2.10511	0.76022
Dividends	2015	04/28/16	06/15/16	128,795	0.44968	0.41996	0.49451
Total	**2016**			**506,213**	**1.76466**	**2.89050**	**1.94342**
IOC	2016	04/28/17	06/30/17	282,947	0.98539	2.89050	1.08410
Dividends	2016	04/28/17	12/28/2017	223,266	0.77927	-	0.85932
Total	**2017**			**289,401**	**1.00801**	**2.89050**	**1.10883**
IOC	2017	12/13/17	08/14/18	266,000	0.92624	2.89050	1.01887
Dividends	2017	06/15/18	08/14/18	23,401	0.08177	-	0.08996
Total	**2018**			**378,542**	**1.31950**	**2.89050**	**1.45151**
IOC	2018	12/12/18	06/28/19	280,000	0.97515	2.89050	1.07270
Dividends	2018	04/29/19	06/28/19	98,542	0.34435	-	0.37881

8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced in the first quarter of 2019.

On March 24, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and/or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant.

In addition, Copel GeT operates one plants under the quota system, as shown below:

Copel was designated as the provisional operator of the Rio dos Patos plant (1.7 MW of installed capacity and assured power of 1MW average) after the final term of the concession. However, its operation was suspended in September 2014 due to flood damage in June of that year.

On July 5, 2018, the ANEEL through Authorization Resolution No. 7.050, extinguished the concession of the plant without the reversion of the assets to the granting authority, considered unfeasible to the continuity of the service and therefore, freely available to Copel GeT, being the company responsible by demobilization and eventual disposal of the assets.

On December 11, 2018, the Company signed the promissory instrument for the purchase and sale of the remaining assets of the extinguished Rio dos Patos plant, with Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda., under the terms of Authorizing Resolution No. 7050 of June 5, 2018 of Aneel.

Wind Farms Complex

Copel has 24 wind farms in operation constituted in the São Bento Energia wind farms, Copel Brisa Potiguar and Cutia Wind Complex. In 1Q19, these 24 wind farms generated 265.0 GWh of energy, as shown in the following table:

Copel's largest wind farm, known as Cutia Empreendimentos Eólicos, started operations in 2018. Currently 95% of the 149 wind turbines are in operation. The complex is formed of 13 projects and is divided into two large complexes with a total installed capacity estimated at 312.9 MW: Complexo Cutia is composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso dos Ventos do Nordeste) and Bento Complex Miguel, composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III), located in the State of Rio Grande do Norte.

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.7 MW, 599.0 MW referred to Copel´s stake, as shown below:

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

Under Construction

Copel Geração e Transmissão

Copel GeT is completing the construction of the last generating unit (of a total of three units) of the Colíder Hydroelectric Power Plant, as detailed in the sequence.

In addition of Colíder HPP, in August 2018 Copel conquered the right to build Bela Vista SHP (29 MW of installed capacity) predicting the start of works for the first half of the year.

Colíder Hydroelectric Power Plant

On July 30, 2010, under Aneel New Energy Auction no. 003/2010, Copel GeT was awarded the concession to explore the Colíder HPP for a term of 35 years, from January 17, 2011, the signing date of MME - Colíder HPP Concession Agreement no. 001/11.

The project will be made of a main power house with an installed capacity of 300 MW, sufficient to serve around 1 million inhabitants, based on the estimated energy potential of the Teles Pires River on the border of the municipalities of Nova Canaã do Norte and Itaúba, in northern of State of Mato Grosso.

The energy from the Colíder HPP was sold at an Aneel auction at a final tariff of R$103.40/MWh, as of July 1, 2010, restated by the IPCA inflation index to R$172.08 on March 31, 2019.

On March 9, 2019 and May 7, 2019, two generating units of the Colíder HPP, in accordance with Aneel Dispatch nº 673/2019 and 1,273/2019, both with 100 MW of installed capacity, entered into commercial operation respectively. The third, and last, generating unit is expected to enter during the second semester 2019.

Due to fortuitous event and force majeure, the plant delayed its commercial operation, initially foreseen for January 2015. Copel GeT filed in Aneel a request for exclusion of liability so that the obligation to supply the energy sold was postponed, which was denied by the agency. Copel GeT filed on December 18, 2017 an ordinary action with the Judicial Court requesting the reversal of the agency's decision and on April 6, 2018, the Federal Court of the 1st Region fully granted the advance notice of appeal required by Copel GeT in the Instrument of Appeal to exempt it from any liens, charges or restrictions due to the displacement of the schedule of implementation of the HPP Colíder.

After the partial start of the commercial operation in March 2019, the plant complied with its contract of sale of energy with its own generation in the amount of 41.1 average MW of a contracted total of 125 average MW.

Copel GeT has been honoring energy supply agreements as follows:

- from January 2015 to May 2016: with energy surplus of its other plants that has not been contracted;

- In June 2016: partial reduction through Bilateral Agreement

- from July 2016 to December 2018: with a reduction of all Energy Commercialization Agreements in the Regulated Environment - CCEARs, through a Bilateral Agreement and participation in the New Energy MCSD; e

- from January to March 2019, the contracts entered into in a regulated environment are now in force again, however, the energy supply remained suspended, in view of the injunction obtained by the Administration.

Due to the non-judgment of the merits of the lawsuit, the contractual effects of both revenue and the cost of energy to cover its balance sheet were recognized in the quarter's results.

Wind Farm Complex

Copel is expanding its energy generation matrix with renewable sources through the conclusion of the Cutia wind farm, located in the State of Rio Grande do Norte, divided into two large complexes, Cutia and Bento Miguel, formed by 13 projects that together total 312.9 MW of estimated installed capacity.

With the exception of Maria Helena, whose total of 13 wind turbines in this park, 7 are in commercial operation and the remaining 6 are in the assembly phase, the other wind farms of the Cutia development are in commercial operation.

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

SPC Uirapuru Transmissora de Energia S.A.

In March 2019, Copel GeT signed an Agreement to Purchase and Sale Shares - CCVA with Centrais Elétricas Brasileiras SA - Eletrobrás and the Eletrosul Foundation for Social Security and Assistance - ELOS to transfer 100% of the shares of Uirapuru Transmissora de Energia S.A SPC, subject to approval by the National Electric Energy Agency - Aneel and the Administrative Council for Economic Defense - CADE. In April 2019, the CADE (Administrative Council for Economic Defense) approved the transaction whose closing, including the acquisition of the entire 100% interest in Uirapuru, is expected to take place in the first half of 2019, after the consent of ANEEL.

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 1,074 km of transmission lines and 4 substations and will generate RAP of R$234.9 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

SPC Mata de Santa Genebra

On February 25, 2019, all the stages planned for the test run period of the Santa Bárbara d’Oeste substation, belonging to the SPC Mata de Santa Genebra, allowing the operation of this substation under the Commercial Operation regime.

The SPC Mata de Santa Genebra is still awaiting the issue of the Temporary Release Document (TLP - Termo de Liberação Provisória) by the ONS, without prejudice to the Commercial Operation date . The TLP will allow the SPC Mata de Santa Genebra to receive a portion of the Annual Permitted Revenue (APR) related to the Santa Bárbara d’Oeste substation, in the amount of R$10.8 million. The project’s total expected APR is R$233.8 million, of which R$117.1 million related to Copel's stake, and full receipt is subject to the startup of the other stages of the project, which will enter step by step.

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process.

The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

Operating Data

In the distribution business, Copel serves more than 4.6 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV and 138 kV.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. In March 2019, the total length of compact-design distribution lines in operation was 10,671 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed March 2019 at 18,435 km.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

8.4 Telecommunications

Copel Telecomunicações has an optical backbone/backhaul, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's data transmission Copel Telecom and providing the contracted services.

In March 2018, the backbone/backhaul cable network was 34.2 thousand km, carrying data in ultra-speed and managing an optical ring that serves the 399 municipalities of Paraná, with a portfolio of data, voice and datacenter products.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 343.4 MW of installed capacity to the Company's portfolio (proportional to the participation in enterprises).

Copel, in partnership with others companies is also developing studies in the lower reaches of the Chopim river that will lead to the feasibility of another hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects in the EPE to enable participation in the upcoming auctions to be organized by the Federal Government. The technical characteristics may be adjusted until the effective energy commercialization of the projects, since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The projects are in the process of environmental licensing with the Environmental Institute of Paraná. The following table features these plants, which have a joint installed capacity 459.3 MW:

Gas Exploration and Production (Paraná Gás Exploração e Produção S.A)

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce natural gas in four blocks in an 11,327 km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. At the end of 2016, State Law No. 18.947/2016 was sanctioned, suspending por ten years the environmental licensing of any drilling or exploration activity of shale gas by the hydraulic fracturing method, better known as "fracking".

Due to the ruling rendered regarding the Public Civil Action referred to above (in the lower court), issued on June 7, 2017, stating the nullity of the bidding procedure and the respective agreements signed for the areas of the Rio Paraná Basin, and the lack of compliance prospects of the object of ANP’s 12th Round of Bids, the consortium resolved to request to ANP the discharge from its contractual obligations under the 12th Round of Bids without charges to the bidders, with the consequent refund of the signature bonus, reimbursement of the guarantee costs incurred and discharge of the guarantees presented (application filed at ANP on June 6, 2017).

9. Other Information

9.1 Human Resources

Copel’s workforce closed 1Q19 at 7,568 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

At the end of March 2019, Copel Distribuição had 4,655,362 customers, representing a consumer-to-employee ratio of 874. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 159, 07 and 17 employees, respectively.

9.2 Main Operational Indicators

9.3 Conference Call 1Q19 Results

Information about 1Q19 Results Conference Call:

>       Wednesday, May 15, 2019, at 9:30 a.m. (Brazilian time)

>       Telephone: (+1 844) 204-8942

>     Code: Copel

A live webcast of the conference call will be available at: ir.Copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@Copel.com

Telephone: (+ 55 41) 3331-4011

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit I – Consolidated Cash Flow Statement

R$'000

Consolidated Cash Flow	1Q19	1Q18
Cash flows from operational activities		
Net income for the period	505,962	355,854
Adjustments to reconcile net income for the period with cash generated from operating activities	792,640	389,002
Depreciation and Amortization	222,772	177,210
Unrealized monetary and cambial variation and debt charges - net	199,631	196,104
Gain on transmission concession agreement	(88,499)	(39,273)
Sectorial financial assets and liabilities result	70,808	(221,945)
Interest - bonus from the grant of concession agreements under the quota system	(25,540)	(20,624)
Gain on remeasurement of the cash flow from the RBSE assets	(32,096)	(42,010)
Equity in earnings of investees	(16,385)	(44,792)
Recognition of fair value of assets related to concession compensation	(13,624)	(9,568)
Income tax and social contribution	289,816	245,607
Deferred Income tax and social contribution	(24,619)	(64,254)
Net operating estimated losses, provisions and reversals	102,537	116,041
Appropriation of acturial calculation of post-employment benefits	24,898	24,297
Appropriation of pension and healthcare contributions	32,868	34,356
Creation for research and development and energy efficiency programs	32,144	29,507
Impairment of accounts receivable related to concession	18	2
Loss on disposal of contract assets	619	-
Fair value in operations of purchase/sale of energy in the captive market	(15,557)	-
Loss on disposal of property, plant and equipment	24,138	3,114
Loss on disposal of intangible assets	8,711	5,230
Decrese (increase) in assets	263,718	584,971
Increase (reduction) of liabilities	(185,337)	(386,055)
Income tax and social contribution paid	(393,546)	(197,892)
Loans and financing - interest due and paid	(54,264)	(86,257)
Debentures - interest due and paid	(124,091)	(18,201)
Lease liabilities paid	(1,991)	-
Net cash generated from operating activities	803,091	641,422
Cash flows from investing activities		
Financial investments	(31,923)	18,920
Receipt of loans and financing granted to related parties	-	117,239
Acquisitions of contract assets		(132,683)
Customers contributions - contract assets		25,834
Additions in investments	(47,080)	-
Capital reduction of investees	34,300	35,280
Additions to property, plant and equipment	(113,235)	(503,267)
Additions to intangible assets	(1,579)	(788)
Net cash generated (used) by investing activities	(363,265)	(439,465)
Cash flows from financing activities		
Loans and financing obtained from third parties	16,103	-
Issue of Debentures	-	600,000
Payments of principal - loans and financing	(327,933)	(121,356)
Payments of principal - debentures	(6,422)	(21,247)
Payments of principal - lease liabilities	(6,952)	-
Dividends and interest on own capital paid	(9,061)	(1,966)
Net cash used by financing activities	(334,265)	455,431
Increase (decrease) in cash and cash equivalents	105,561	657,388
Cash and cash equivalents at the beginning of the year	1,948,409	1,040,075

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

Income Statement – Copel Distribuição

Income Statement – Copel Telecomunicações

R$ '000

Income Statement	1Q19 (1)	4Q18 (2)	1Q18 (3)	Var.% (1/3)
NET OPERATING REVENUES	**115,352**	**105,948**	**104,510**	**10.4**
Revenues from telecommunications	113,757	104,286	94,675	20.2
Other operating revenues	1,596	1,662	9,835	(83.8)
OPERATING COSTS AND EXPENSES	**(101,550)**	**(129,345)**	**(89,413)**	**13.6**
Personnel and management	(16,643)	(22,248)	(29,199)	(43.0)
Pension and healthcare plans	(2,897)	(3,242)	(3,831)	(24.4)
Materials and supplies	(714)	(535)	(428)	66.8
Third-party services	(24,470)	(24,880)	(19,352)	26.4
Depreciation and amortization	(22,106)	(19,227)	(11,614)	90.3
Provisions and reversals	(3,233)	(10,674)	(13,839)	(76.6)
Other cost and expenses	(31,487)	(48,539)	(11,150)	182.4
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**13,802**	**(23,397)**	**15,097**	**(8.6)**
FINANCIAL RESULTS	**(8,565)**	**(4,633)**	**(5,305)**	**61.5**
Income tax and social contribution on profit	2,961	4,224	5,506	(46.2)
Deferred income tax and social contribution on profit	(11,526)	(8,857)	(10,811)	6.6
OPERATIONAL EXPENSES / INCOME	**5,237**	**(28,030)**	**9,792**	**(46.5)**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(1,733)**	**15,258**	**(3,005)**	**(42.3)**
Income tax and social contribution on profit	(9,310)	5,170	(10,386)	(10.4)
Deferred income tax and social contribution on profit	7,577	10,088	7,381	2.7
NET INCOME (LOSS)	**3,504**	**(12,772)**	**6,787**	**(48.4)**
EBITDA	35,908	(4,170)	26,711	34.4

Exhibit III – Financial Statements by Company

Balance Sheet by Company

R$'000

Assets - Mar-19	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC and Marumbi SPC	Holding	Eliminations	Consolidated
CURRENT	**1,625,997**	**4,095,466**	**88,265**	**203,896**	**57,700**	**15,995**	**214,601**	**478,744**	**24,757**	**1,075,152**	**(1,080,120)**	**6,800,453**
Cash and cash equivalents	508,897	799,763	6,999	94,835	25,805	3,713	6,324	330,695	10,845	262,289	3,805	2,053,970
Bonds and securities	-	-	-	-	-	-	12,715	-	-	81,194	-	93,909
Collaterals and escrow accounts	-	61,284	-	79	-	-	-	-	-	-	-	61,363
Customers	366,585	2,251,110	59,513	97,804	25,674	-	150,516	86,382	2,674	-	(134,342)	2,905,916
Dividends receivable	114,088	-	-	-	-	-	-	15,128	-	505,331	(571,521)	63,026
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	195,169	-	195,169
Sectorial financial assets	-	477,546	-	-	-	-	-	-	-	-	-	477,546
Account receivable related to concession	54,596	-	-	-	-	-	-	-	-	-	-	54,596
Other current receivables	95,827	234,987	116	1,760	5,023	133	19,701	6,021	1	1,532	(818)	364,283
Inventories	27,006	77,520	8,024	501	7	-	-	-	-	-	-	113,058
Income tax and social contribution	22,063	47,743	4,270	8,811	-	5,709	10,997	6,314	34	4,712	1	110,654
Other current recoverable taxes	34,082	115,619	9,298	-	-	6,440	14,321	416	-	321	-	180,497
Prepaid expenses	10,610	23,639	45	106	1,191	-	14	2,355	17	-	-	37,977
Related parties	315,134	6,255	-	-	-	-	13	31,433	-	24,604	(377,245)	194
NON-CURRENT	**15,273,714**	**8,423,722**	**1,194,290**	**475,921**	**564,567**	**398,581**	**78,717**	**4,652,997**	**256,887**	**18,455,251**	**(20,311,811)**	**29,462,836**
Long Term Assets	**4,297,704**	**2,909,780**	**88,296**	**475,006**	**23,265**	**88,880**	**77,277**	**175,378**	**256,819**	**1,874,544**	**(166,421)**	**10,100,528**
Bonds and securities	95,018	1,452	-	7,646	-	-	-	110,688	3,962	-	-	218,766
Other temporary investments	-	-	-	-	-	-	-	-	-	21,357	-	21,357
Collaterals and escrow accounts	-	90,093	-	-	-	-	-	-	-	-	-	90,093
Customers	103,173	63,055	15,621	-	-	-	-	-	-	-	-	181,849
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	1,236,979	-	1,236,979
Judicial deposits	67,345	292,055	15,561	89	115	13,285	6,322	338	-	120,354	-	515,464
Sectorial financial assets	-	133,027	-	-	-	-	-	-	-	-	-	133,027
Account receivable related to concession	1,399,261	777,188	-	331,113	-	-	-	-	-	-	-	2,507,562
Accounts receivable related to the concession extension	2,519,091	703,641	-	26,929	-	-	-	-	252,857	-	4,438	3,506,956
Other receivables	34,872	44,811	104	109,141	-	20,019	31,007	-	-	7,444	-	247,398
Income tax and social contribution	651	17,733	-	-	-	-	-	-	-	144,102	-	162,486
Deferred income tax and social contribution	-	731,731	43,756	-	23,150	55,576	39,948	-	-	151,107	-	1,045,268
Other recoverable taxes	76,703	54,994	13,254	-	-	-	-	92	-	86,494	-	231,537
Prepaid Expenses	1,590	-	-	88	-	-	-	108	-	-	-	1,786
Receivables from subsidiaries	-	-	-	-	-	-	-	64,152	-	106,707	(170,859)	-
Investments	**4,618,706**	**2,009**	**-**	**-**	**-**	**7,053**	**1,247**	**1,699,561**	**-**	**16,578,074**	**(20,510,442)**	**2,396,208**
Property, Plant and Equipment, net	**6,245,282**	**-**	**1,081,419**	**-**	**379,411**	**301,354**	**48**	**2,776,205**	**31**	**983**	**1,042**	**10,785,775**
Intangible Assets	**84,585**	**5,454,375**	**15,242**	**915**	**161,335**	**75**	**145**	**552**	**37**	**1,285**	**364,010**	**6,082,556**
TOTAL	16,899,711	12,519,188	1,282,555	679,817	622,267	414,576	293,318	5,131,741	281,644	19,530,403	(21,391,931)	36,263,289

Assets - Dec-18	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC and Marumbi SPC	Holding	Eliminations	Consolidated
CURRENT	**1.487.257**	**3.971.915**	**88.239**	**204.725**	**80.990**	**33.573**	**181.077**	**459.662**	**22.918**	**1.170.320**	**(1.022.830)**	**6.677.846**
Cash and cash equivalents	473.498	634.393	19.208	90.155	42.886	21.516	12.399	330.528	8.823	315.003	-	1.948.409
Bonds and securities	-	-	-	-	-	-	1.302	-	-	123.560	-	124.862
Collaterals and escrow accounts	-	-	-	73	-	-	-	1	-	129	-	203
Customers	310.059	2.364.147	37.090	97.513	30.209	491	131.871	73.685	3.136	-	(104.110)	2.944.091
Dividends receivable	127.323	-	-	-	-	-	-	15.128	-	519.100	(584.879)	76.672
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	190.876	-	190.876
Sectorial financial assets	-	421.184	-	-	-	-	-	-	-	-	-	421.184
Account receivable related to concession	53.177	-	-	-	-	-	-	-	-	-	-	53.177
Other current receivables	74.845	253.023	6.713	1.130	4.765	244	11.015	5.972	2	7.027	(1.486)	363.250
Inventories	27.175	79.325	7.801	1.977	7	-	-	-	-	-	-	116.285
Income tax and social contribution	17.165	85.701	8.013	13.543	-	5.985	9.875	5.722	23	6.130	-	152.157
Other current recoverable taxes	27.405	103.302	9.313	149	-	5.337	14.610	405	-	321	-	160.842
Prepaid expenses	11.939	24.151	101	185	3.123	-	2	1.234	44	40	-	40.819
Related parties	290.542	6.689	-	-	-	-	3	26.987	-	8.134	(332.355)	-
NON-CURRENT	**15.153.496**	**8.359.688**	**1.176.509**	**470.561**	**571.185**	**402.564**	**46.210**	**4.665.526**	**253.088**	**17.972.486**	**(19.819.059)**	**29.252.254**
Long Term Assets	**4.173.405**	**2.968.282**	**88.798**	**466.942**	**23.590**	**88.096**	**43.564**	**173.707**	**253.019**	**1.899.330**	**(164.473)**	**10.014.260**
Bonds and securities	97.819	1.034	-	7.539	-	-	-	109.136	3.906	-	-	219.434
Other temporary investments	-	-	-	-	-	-	-	-	-	19.511	-	19.511
Collaterals and escrow accounts	-	89.555	-	-	-	-	-	-	-	-	-	89.555
Customers	71.191	68.718	23.006	-	-	-	-	-	-	-	-	162.915
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	1.254.166	-	1.254.166
Judicial deposits	67.332	300.303	14.995	89	115	13.106	187	323	-	131.840	-	528.290
Sectoral financial assets	-	257.635	-	-	-	-	-	-	-	-	-	257.635
Account receivable related to concession	1.392.232	783.023	-	322.259	-	-	-	-	-	-	-	2.497.514
Accounts receivable related to the concession extension	2.428.442	640.500	-	25.718	-	-	-	-	249.113	-	4.438	3.348.211
Other receivables	36.150	50.510	104	111.227	-	19.414	4.045	-	-	7.444	-	228.894
Income tax and social contribution	647	17.597	-	-	-	-	-	-	-	148.140	-	166.384
Deferred income tax and social contribution	-	705.131	36.179	-	23.475	55.576	39.332	-	-	147.368	-	1.007.061
Other recoverable taxes	76.412	54.276	14.514	-	-	-	-	88	-	86.110	-	231.400
Prepaid Expenses	3.180	-	-	110	-	-	-	-	-	-	-	3.290
Receivables from subsidiaries	-	-	-	-	-	-	-	64.160	-	104.751	(168.911)	-
Investments	**4.599.283**	**1.343**	-	-	-	**7.053**	**2.442**	**1.709.573**	-	**16.070.567**	**(20.022.027)**	**2.368.234**
Property, Plant and Equipment, net	**6.295.114**	-	**1.071.489**	-	**383.994**	**307.323**	**51**	**2.781.664**	**32**	**996**	-	**10.840.663**
Intangible Assets	**85.694**	**5.390.063**	**16.222**	**3.619**	**163.601**	**92**	**153**	**582**	**37**	**1.593**	**367.441**	**6.029.097**
TOTAL	**16.640.753**	**12.331.603**	**1.264.748**	**675.286**	**652.175**	**436.137**	**227.287**	**5.125.188**	**276.006**	**19.142.806**	**(20.841.889)**	**35.930.100**

R$'000

Liabilities - Mar/19	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC and Marumbi SPC	Holding	Eliminations	Consolidated
CURRENT	2,578,666	2,384,599	127,830	130,676	84,468	36,958	177,975	617,811	15,399	1,816,986	(1,084,840)	6,886,528
Social charges and accruals	68,371	183,786	18,422	9,700	346	323	1,932	73	35	5,896	23	288,907
Associated companies and parent company	5,876	8,589	-	-	-	-	237	360,766	93	1,042	(376,603)	-
Suppliers	185,374	1,068,243	49,549	80,303	4,053	5,230	155,894	113,409	525	1,665	(134,301)	1,529,944
Income Tax and Social Contribution payable	82,068	-	742	2,977	4,989	-	-	3,243	200	-	-	94,219
Other taxes	90,095	273,329	7,178	7,722	1,996	341	786	6,273	110	150	-	387,980
Loans and financing	697,974	73,393	5,800	-	-	-	-	60,080	8,444	208,459	(2,438)	1,051,712
Debentures	949,371	274,125	9,072	5,929	-	-	-	20,821	-	1,245,186	-	2,504,504
Dividends payable	368,950	89,486	29,260	19,600	-	30,718	-	44,109	5,145	354,202	(571,521)	369,949
Post employment benefits	15,532	43,271	2,255	-	-	-	31	31	-	123	-	61,243
Customer charges due	7,077	49,362	-	-	-	-	-	-	172	-	-	56,611
Research and development and energy efficiency	66,211	187,827	-	-	7,680	-	-	-	579	-	-	262,297
Payables related to concession	5,529	-	-	-	64,169	-	-	-	-	-	-	69,698
Sectorial financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Other accounts payable	9,769	15,264	3,481	-	153	340	-	174	-	145	-	29,326
Provisions for litigation	26,469	117,924	2,071	4,445	1,082	6	19,095	8,832	96	118	-	180,138
NON-CURRENT	5,117,004	4,050,752	492,248	98,330	481,301	27,230	19,993	1,162,008	69,749	1,182,501	(163,196)	12,537,920
Associated companies and parent company	-	-	-	-	-	2,955	-	64,657	-	-	(67,612)	-
Suppliers	9,934	-	-	12,018	-	-	-	27,479	-	-	-	49,431
Deferred income tax and social contribution	132,372	-	-	21,469	-	-	-	11,316	8,038	-	(2,187)	171,008
Tax liabilities	163,273	612,895	8,507	-	-	4,230	211	338	-	2,672	-	792,126
Loans and financing	1,223,054	168,482	3,330	-	-	-	-	786,154	54,036	578,705	(104,269)	2,709,492
Debentures	2,593,688	1,479,729	415,439	10,279	-	-	-	244,465	-	298,202	-	5,041,802
Post-employment benefits	254,060	615,264	33,448	6,358	-	468	2,164	387	-	4,950	-	917,099
Research and development and energy efficiency	58,327	274,358	-	-	-	18,666	-	-	-	-	-	351,351
Payables related to the concession	42,717	-	-	-	480,893	-	-	-	-	-	-	523,610
Sectorial financial liabilities	-	97,991	-	-	-	-	-	-	-	-	-	97,991
Other payables	17,954	42,881	5,948	-	408	911	-	1,127	-	224	-	69,453
Tax, social security, labor and civil provisions	25,190	3,876	-	48,022	-	-	17,485	26,034	-	1,795	-	122,402
EQUITY	9,204,041	6,083,837	662,477	450,811	56,498	350,388	95,350	3,351,922	196,496	16,530,916	(20,143,895)	16,838,841
Attributable to controlling shareholders	9,204,041	6,083,837	662,477	450,811	56,498	350,388	95,350	3,351,922	196,496	16,530,916	(20,451,820)	16,530,916
Capital	5,528,226	5,235,943	316,098	220,966	35,503	707,440	45,459	4,055,281	119,941	7,910,000	(16,264,857)	7,910,000
Advance for Future Capital Increase	237,000	105,500	167,225	-	-	-	2,305	-	-	-	(512,030)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	779,958	(20,388)	7,268	(470)	256	313	(973)	1,783	-	769,126	(767,747)	769,126
Legal Reserves	509,888	136,071	21,537	30,044	7,100	-	2,508	8,437	5,384	914,751	(720,969)	914,751
Retained earnigs	1,840,408	451,629	146,845	184,077	-	-	36,474	81,624	63,842	6,422,564	(2,804,899)	6,422,564
Accrued earnings (losses)	308,561	175,082	3,504	16,194	13,639	(357,365)	9,577	(810,957)	7,329	514,475	634,436	514,475
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	307,925	307,925
TOTAL	16,899,711	12,519,188	1,282,555	679,817	622,267	414,576	293,318	5,131,741	281,644	19,530,403	(21,391,931)	36,263,289

R$'000

Liabilities - Dec/18	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC and Marumbi SPC	Holding	Eliminations	Consolidated
CURRENT	**2.640.071**	**2.459.317**	**143.667**	**133.769**	**124.880**	**42.185**	**137.337**	**586.450**	**15.481**	**1.435.888**	**(1.023.931)**	**6.695.114**
Social charges and accruals	70.223	176.447	18.640	9.313	335	389	1.926	119	40	6.747	-	284.179
Associated companies and parent company	7.414	12.496	-	-	-	-	307	311.246	113	755	(332.331)	-
Suppliers	192.045	897.578	66.492	84.684	4.001	10.568	126.408	139.871	481	2.731	(105.616)	1.419.243
Income Tax and Social Contribution payable	158.907	-	-	-	27.990	-	-	10.794	258	-	-	197.949
Other taxes	90.555	330.026	10.906	11.122	2.210	482	457	5.413	110	152	-	451.433
Loans and financing	682.706	241.186	5.799	-	-	-	-	46.628	8.432	129.401	(1.105)	1.113.047
Debentures	929.543	278.545	8.612	5.919	-	-	-	20.585	-	941.677	-	2.184.881
Dividends payable	368.950	89.486	29.260	19.600	19.083	30.718	-	44.109	5.145	354.203	(584.879)	375.675
Post employment benefits	14.847	41.372	2.136	-	-	-	5	31	-	87	-	58.478
Customer charges due	9.544	70.078	-	-	-	-	-	-	250	-	-	79.872
Research and development and energy efficiency	66.221	196.250	-	-	7.412	2	-	-	544	-	-	270.429
Payables related to concession	5.045	-	-	-	62.813	-	-	-	-	-	-	67.858
Sectorial financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Other accounts payable	44.071	125.853	1.822	3.131	1.036	26	8.234	7.654	108	135	-	192.070
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	**5.088.718**	**3.963.531**	**482.208**	**106.900**	**473.318**	**23.290**	**6.482**	**1.168.141**	**71.358**	**1.673.993**	**(159.167)**	**12.898.772**
Associated companies and parent company	-	-	-	-	-	-	-	64.161	-	-	(64.161)	-
Suppliers	9.934	-	-	14.908	-	-	-	25.114	-	-	-	49.956
Deferred income tax and social contribution	122.730	-	-	18.795	-	-	-	10.203	7.879	-	(2.187)	157.420
Tax liabilities	165.474	615.611	8.357	-	-	4.174	191	323	-	2.602	-	796.732
Loans and financing	1.230.709	178.408	4.773	-	-	-	-	794.174	55.858	773.984	(103.646)	2.934.260
Debentures	2.588.550	1.478.562	410.302	11.732	-	-	-	247.701	-	596.403	-	5.333.250
Post-employment benefits	252.111	611.010	33.173	6.159	-	450	2.129	386	-	4.867	-	910.285
Research and development and energy efficiency	54.242	249.398	-	-	-	18.666	-	-	-	-	-	322.306
Payables related to the concession	42.987	-	-	-	473.318	-	-	-	-	-	-	516.305
Sectorial financial liabilities	-	96.531	-	-	-	-	-	-	-	-	-	96.531
Other payables	24.379	3.569	-	55.049	-	-	4.015	26.030	-	3.957	(45)	116.954
Tax, social security, labor and civil provisions	597.602	730.442	25.603	257	-	-	147	49	7.621	292.180	10.872	1.664.773
EQUITY	**8.911.964**	**5.908.755**	**638.873**	**434.617**	**53.977**	**370.662**	**83.468**	**3.370.597**	**189.167**	**16.032.925**	**(19.658.791)**	**16.336.214**
Attributable to controlling shareholders	**8.911.964**	**5.908.755**	**638.873**	**434.617**	**53.977**	**370.662**	**83.468**	**3.370.597**	**189.167**	**16.032.925**	**(19.962.080)**	**16.032.925**
Capital	5.528.226	5.235.943	316.098	220.966	35.503	707.440	45.459	2.756.940	119.941	7.910.000	(14.966.516)	7.910.000
Advance for Future Capital Increase	237.000	105.500	147.125	-	-	-	-	1.298.342	-	-	(1.787.967)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	796.442	(20.388)	7.268	(470)	256	313	(973)	1.783	-	785.610	(784.231)	785.610
Legal Reserves	509.888	136.071	21.537	30.044	7.100	-	2.508	8.437	5.384	914.751	(720.969)	914.751
Retained earnigs	1.840.408	451.629	147.711	184.077	-	-	36.474	81.624	63.842	6.422.564	(2.805.765)	6.422.564
Accrued earnings (losses)	-	-	-	-	-	(337.091)	-	(792.283)	-	-	1.129.374	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	**303.289**	**303.289**
TOTAL	16.640.753	12.331.603	1.264.748	675.286	652.175	436.137	227.287	5.125.188	276.006	19.142.806	(20.841.889)	35.930.100

Income Statement by Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 15, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.